Exhibit 8.1

List of Principal Subsidiaries of Hesai Group

Subsidiaries	Place of Incorporation
Hesai Hong Kong Limited	Hong Kong
Hesai Technology Co., Ltd.	People’s Republic of China
Hertz Technology Co., Ltd.	People’s Republic of China
Shanghai Hesai Zhineng Keji Co., Ltd.	People’s Republic of China